Exhibit 99.10

RIO ALTO MINING LIMITED

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE FISCAL YEAR ENDED MAY 31, 2010

The following Management’s Discussion and Analysis (MD&A”), prepared as of August 25, 2010, should be read together with the audited consolidated financial statements (the “Financial Statements”) of Rio Alto Mining Limited (“Rio Alto” or the “Company”) for the fiscal year ended May 31, 2010 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“CGAAP”). Management is responsible for preparing the Company’s consolidated financial statements in accordance with CGAAP. All amounts are stated in Canadian dollars unless otherwise indicated.

Additional information about Rio Alto may be found at the Company’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and the Bolsa de Valores de Lima under the symbol “RIO”, the OTC QX® under the symbol “RIOAF” and on the Frankfurt Stock Exchange under the symbol “A0MSLE”.

Cautionary statement on Forward-Looking Information

Certain information in this MD&A, including information about the Company’s financial or operating performance and other statement’s expressing management’s expectation or estimates of future performance and exploration and development programs or plans constitute “forward-looking statements”. Words such as “expect”, “will”, “intend”, “estimate”, “anticipate”, “plan” and similar expressions of a conditional or future oriented nature identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions. While considered, by management, to be reasonable in the context in which they are made forward-looking statements are inherently subject to business risks and economic and competitive uncertainties and contingencies. The Company cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rio Alto’s actual financial results, future performance and results of exploration and development programs and plans to be materially different than those estimated future results, performance or achievements and that forward-looking statements are not guarantees of future performance, results or achievements.

Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, changes in the relative exchange rates for the dollar, the US dollar, and the Peruvian neuvo sol, interest rates, legislative, political, social or economic developments both within the countries in which the Company operates and in general, contests over title to property, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see Business Risk Factors, elsewhere herein.

Management continuously reviews its development plans and corporate business running costs and, if necessary, revises them as business risk factors, uncertainties, contingencies and other factors change.

Overview and Description of Business

The Company has two direct wholly-owned subsidiaries – Rio Alto S.A.C. incorporated under the laws of Peru and Mexican Silver Mines (Guernsey) Limited (“MSM”) incorporated under the laws of Guernsey.

Overview

Rio Alto Mining Limited, formerly Mexican Silver Mines Ltd., was engaged in the acquisition and exploration of mineral properties in Mexico. On June 25, 2009, Mexican Silver Mines Ltd. acquired 100% of the outstanding shares of Rio Alto Mining Limited “RAML”). RAML was a privately-owned mineral exploration and development company formed to earn into and eventually acquire the La Arena gold oxide/copper-gold sulphide project in Peru (“La Arena”) and to further explore and develop this project. Subsequently, Mexican Silver Mines Ltd. and RAML amalgamated and the Company’s name was changed to Rio Alto Mining Limited.

Through MSM, Rio Alto has the right to purchase all of the shares of La Arena S.A. in consideration of cash payments of US$47.55 million (subject to adjustment) and the right to acquire up to 38.7% of the shares of La Arena S.A. by incurring expenditures of up to US$30 million on La Arena pursuant to an earn-in and option agreement dated June 15, 2009 (the “La Arena Agreement”). La Arena S.A. holds a 100% interest in the La Arena Project (“La Arena”).
La Arena consists of 44 mining concessions totaling approximately 20,673 hectares containing an indicated gold oxide resource of 58 million tonnes grading 0.49 grams of gold per tonne containing approximately 910,000 troy ounces of gold and an indicated copper/gold sulphide resource of 220 million tonnes grading 0.36% copper per tonne and 0.27 grams of gold per tonne containing approximately 1,900,000 ounces of gold and 790,000 tonnes (1.74 billion lbs.) of copper and inferred copper/gold resources of 170 million tonnes grading 0.32% copper and 0.22 grams of gold per tonne containing approximately 1,200,000 million ounces of gold and 540,000 tonnes (1.19 billion lbs. of copper.) La Arena is located about 480km north-northwest of Lima, Peru in the Huamachuco District at an average altitude of 3,400 metres above sea level.

Information about La Arena included herein is extracted from the NI 43-101 La Arena Project, Peru Technical Report (“Technical Report”) with an effective date of March 31, 2008 filed within the Company’s SEDAR profile at www.sedar.com. For additional information about La Arena readers should refer to the Technical Report. Linton Kirk BE(Mining), FAusIMM of Coffey Mining Pty Ltd is a qualified person, as such term is defined in NI 43-101, has reviewed and approved the technical information related to La Arena included herein.

Overall Performance

Highlights

During fiscal 2010, the Company:

  On June 15, 2009, the Company entered into the La Arena Agreement

  On September 21, 2009, La Arena S.A. filed an Environmental Impact Assessment (“EIA”) to develop a 24,000 tonne per day open pit gold oxide mine.

  On October 28, 2009, the Company’s shares were listed for trading on the Bolsa de Valores de Lima.

  On November 30, 2009, Rio Alto completed a private placement of its common shares at a price of $0.36 per common shares for gross proceeds of $6.136 million (net proceeds of $5.674 million).

  On March 15, 2010, the Company announced that Mr. Drago Kisic Wagner had been appointed to the board of directors.

  On April 19, 2010, Rio Alto entered into a term sheet for a US$25 million gold prepayment facility.

  On May 3, 2010, the Company’s shares were listed for trading on the OTC QX®.

  On May 20, 2010, the Company completed the first of two tranches of a private placement of 10,097,162 common shares at $0.75 per common share for gross proceeds of $7,510,000.

  On May 28, 2010, the second tranche of the $0.75 private placement of common shares was completed resulting in a total of 11,354,639 common shares being issued for gross proceeds from the two tranches amounting to $8,453,000 (net proceeds of $7.943 million). Certain insiders of the Company participated in the private placement and purchased 1,100,000 of the common shares at a price per share of $0.75.

  On May 31, 2010, Rio Alto sold its interest in Materias Primus y Minerals La Iguana S.A. de C.V and recognized a non-cash charge to operations of $9.337 million.

  On June 2, 2010, the Company completed a private placement of 10,200,000 common shares at $0.76 per common share for gross proceeds of $7.752 million (net proceeds of $7.209 million).

  On July 20, 2010, La Arena S.A. received notice from Peruvian authorities that its EIA had been accepted.

Since entering into the La Arena Agreement the Company’s focus has been to develop the La Arena gold oxide resources into a producing dump-leach gold mine. Since La Arena is located in Peru, Rio Alto determined that after incurring approximately $485,000 in maintenance and exploration costs during 2010, additional expenditures of management time and financial resources on the Company’s exploration properties in Mexico did not fit with the strategic objective of becoming a gold producer. Additionally, Rio Alto recognized that the Peruvian investment community was interested in investing directly in the development of the La Arena property and that listing the Company’s common shares for trading in Peru would be the most effective way to attract Peruvian investors. Listing on the Bolsa de Valores de Lima was instrumental in the Company completing two private placements of its common shares and raising gross proceeds in excess of $14 million.

Funds raised during the year and on June 2, 2010 from private placements of the Company’s common shares would not be sufficient to complete construction of the planned gold oxide mine and related facilities. In order to find additional, relatively non-dilutive development funds the Company investigated various forms of gold-denominated sources of capital and eventually signed a term sheet for a US$25 gold prepayment facility. At this time legal documentation for the facility is being drafted and closing of the transaction is anticipated during the second quarter (September through November) of the Company’s 2011 fiscal year. Under the facility, Rio Alto will receive US$25 million less a 3 per cent arrangement fee netting the Company US$24.25 million. Over a 40-month period commencing, eight months after closing, Rio Alto must deliver a total of 36,800 ounces of gold to the provider of the US$25 million. In addition, the Company will enter into a gold marketing services agreement over the expected life of the La Arena gold oxide project and pay a variable fee based on the price of gold to the investor that provided the development funds. Management estimates that this fee will be approximately 1.67 per cent of the price of gold for each ounce of gold sold; however, as the price of gold changes and as the volatility of the gold price changes this fee will vary.

Selected Annual Information

		May 31, 2010		May 31, 2009		May 31, 2008
Revenue	$	nil	$	nil	$	nil
Loss before discontinued operations & extraordinary items		13,415,000		1,451,000		1,938,000
Loss per share		0.16		0.04		0.05
Net loss		13,415,000		1,451,000		1,938,000
Net loss per share		0.16		0.04		0.05
Total assets		27,751,000		15,051,000		16,284,000
Long-term financial liabilities		nil		nil		nil
Cash dividends		nil		nil		nil

Results of Operations

The Company had a net loss of $13,415,000 (2009 – $1,451,000) during the twelve month period ended May 31, 2010. Some of the significant charges to operations are as follows:

Loss realized on sale of Mexican subsidiary and assets $9,337,000 (2009 – nil).

Administration fees of $752,000 (2009 - $208,000) increased as the value of the Company’s mineral property interests increased and as additional management personnel were engaged.

Accounting and audit of $214,000 (2009 - $138,000) increased because of auditor involvement with quarterly financial reviews.

Exploration expense related to property investigations of $485,000 (2009 – $109,000) was incurred in order to further investigate the potential for near-term development of the Mexican exploration properties.

Investor relations and promotion costs of $465,000 (2009 - $177,000) increased because the Company increased activities in order to introduce the Company to potential investors in North and South America.

Management fees of $836,000 (2009 - $345,000) increased as the Company grew and are more completely described under Related Party Transactions, elsewhere herein.

Stock-based compensation expense of $475,000 (2009 – 64,000) increased as stock options were awarded to new directors, officers and managers.

During the twelve-month period ended May 31, 2010 the Company conducted engineering, metallurgical and other studies at La Arena. The Company also acquired additional surface rights at La Arena in preparation for construction activities. Construction will commence upon receipt of the necessary permits from Peruvian authorities Total expenditures deferred in connection with at La Arena amounted to $11.254 million. Significant expenditures included approximately $4.0 million on engineering and design work, $0.5 million for construction activities primarily in establishing living quarters and facilities, surface rights acquisition and mineral concession payments of $1.1 million, payroll of $0.3 million, value added tax of $0.4 million and a cash advance to La Arena SA of $4.4 million in respect of future construction work.

Summary of Quarterly Results

For the Quarters Ended
	May 31,	February 28,	November 30,	August 31,
	2010	2010	2009	2009
Total assets	$27,751,000	$27,316,000	$28,379,000	$23,588,000
Working capital (deficiency)	6,059,000	4,578,000	6,746,000	4,231,000
Shareholders’ equity (deficiency)	24,509,000	25,239,000	26,402,000	21,587,000
Net Income (loss)	(10,499,000)	(1,290,000)	(885,000)	(741,000)
Earnings (loss) per share	(0.13)	(0.01)	(0.01)	(0.01)

For the Quarters Ended
	May 31,	February 28,	November 30,	August 31,
	2009	2009	2008	2008
Total assets	$15,051,000	$15,274,000	$15,549,000	$15,849,000
Working capital	5,345,000	6,692,000	7,069,000	7,756,000
Shareholders’ equity	14,523,000	14,953,000	15,202,000	15,545,000
Net income (loss)	(447,000)	(265,000)	(359,000)	(380,000)
Earnings (loss) per share	(0.01)	(0.01)	(0.01)	(0.01)

Generally, expenses increase or decrease as a result of investor relations, property investigations and exploration activities. During the Company’s growth in fiscal 2010 additional management and external service fees such as accounting and audit, regulatory compliance and transfer agent fees increased. In the fourth quarter of 2010, the Company incurred a non-cash charge to operations of $9.337 million relating to the sale of its Mexican subsidiary that held exploration properties. Excluding these amounts the loss for the fourth quarter of fiscal 2010 would have been $1,162,000 which compares to $447,000 for the corresponding period of fiscal 2009. The increased loss (excluding the loss on sale of the Mexican subsidiary) was a result of the growth of the Company’s Peruvian operations and staff.

Liquidity and Capital Resources

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future. The Company may revise exploration and development programs depending on its working capital position.

	May 31,	May 31,
	2010	2009
Working capital	$6,059,000	$5,345,000
Shareholders’ Equity	24,509,000	14,523,000

At May 31, 2010, the Company had $5,677,000 (May 31, 2009 - $5,703,000) of cash in banks or invested in guaranteed investment certificates redeemable at any time. Subsequent to the year end the Company received net proceeds of $7.209 million upon closing a private placement of common shares. These proceeds and the anticipated US$24.25 million net proceeds from the anticipated gold prepayment facility will provide working capital to carry out planned development activities, maintain property interests and cover anticipated administrative expenses for fiscal 2011. The Company has no capital spending requirements, but currently plans to spend approximately $30 to $35 million at La Arena during the year ending May 31, 2011. Spending plans at La Arena will be revised periodically on the basis of the Company’s then working capital requirements.

The Company’s spending commitments and current spending plans are set out in the following table:

	Payments Due or Expected by Period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	Later than 5 years
Operating lease obligation (Note1)	$138,000	$69,000	$69,000	-	-
Investment in La Arena (Note 2)	80,000,000	30,000,000	50,000,000	-	-
Total	$80,138,000	$30,069,000	$50,069,000	$-	$-

Note 1 – the Company has an operating lease commitment for its Lima, Peru office.
Note 2 – payments within fiscal 2001 will be to develop the La Arena gold oxide mine; payments subsequent to fiscal 2011 will be to complete the acquisition of 100% of La Arena S.A.

Net cash used in operating activities during the fiscal year ended May 31, 2010 was $4,040,000 compared to net cash of $1,177,000 used during the previous fiscal year. The cash used in operating activities consists primarily of operating costs, as described under Results of Operations, and changes in non-cash working capital items.

Net cash received from financing activities during the period was $14,824,000 compared to Nil in 2009. Proceeds from financing activities during fiscal 2010 resulted from the issue of 28,399,566 common shares under private placements, 3,582,585 common shares due to the conversion of common share purchase warrants and 503,000 common shares issued upon the exercise of stock options.

Cash used in investing activities during the period was $10,810,000 (2009 - $1,479,000). This is comprised, principally, of $11,711,000 for development activities related to the La Arena project partially offset by cash of $2,323,000 acquired during the acquisition of RAML.

The Company’s future plans and expectations are based on the assumption that the Company will realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. There can be no assurance that the Company will be able to obtain adequate financing in the future or if available that such financing will be on acceptable terms. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various programs and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

The Company’s future revenues, if any, are expected to be from the mining and sale of mineral products or interests related thereto. The economics of developing and producing mineral products are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of metals. Depending on the price of metals, the Company may determine that it is impractical to continue commercial production. The price of metals have fluctuated widely in recent years and are affected by many factors beyond the Company’s control including changes in international investment patterns and monetary systems, economic growth rates, political developments, the extent of sales or accumulation of reserves by governments, and shifts in private supplies of and demands for metals. The supply of metals consists of a combination of mine production, recycled material and existing stocks held by governments, producers, financial institutions and consumers. If the market price for metals falls below the Company’s full production costs and remains at such levels for any sustained period of time, the Company will experience losses and may decide to discontinue operations or development of other projects or mining at one or more of its properties.

Related Party Transactions

Transactions with related parties are described in Note 8 to the Financial Statements and are summarized below:

$268,000 (2009 - $194,000) charged by a director of the Company for management fees, office rent and administrative services;
$136,000 (2009 - $195,000) charged by a director and a former director of a subsidiary for management fees;
$200,000 (2009 - $105,000) charged by a legal firm in which the Company’s Corporate Secretary and a director is a partner;
$95,000 (2009 – nil) charged by three directors as directors fees;
$455,000 (2009 – nil) charged by two directors and officers for management fees and bonus payments;

Amounts due to related parties of $75,000 (2009 - $112,000) are unsecured, non-interest bearing and have no specific terms of repayment. Transactions with related parties were conducted in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Financial Instruments

Fair values

As at May 31, 2010, the carrying values of cash, receivables, promissory note, accounts payable and accrued liabilities and due to related parties approximate their fair values due to their short term to maturity.

Liquidity risk

Liquidity risk is managed by the Company by maintaining sufficient cash balances to meet current working capital requirements. The Company is in the development stage and is dependent on obtaining regular funding in order to continue its programs. Despite previous success in acquiring this funding, there is no guarantee that additional funding will be obtained. The Company’s cash is invested in business accounts or guaranteed investment certificates with quality financial institutions primarily in Canada and are available on demand.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions, for which management believes the risk of loss to be minimal. Management believes that the credit risk concentration with respect to receivables is minimal.

Currency risk

The Company operates in Canada, Guernsey and Peru and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities. The US$ 47.55 million (subject to adjustment) exercise price to acquire 100 per cent of La Arena SA would increase or decrease by approximately $4.755 million if the Canadian to United States dollar exchange rate was to change by 10 per cent.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. Other interest rate risks arising from the Company’s operations are not considered material.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of precious and base metals. The Company monitors commodity prices to determine appropriate actions to be undertaken.

Proposed Transactions

The Company has no foreseeable plans to acquire or dispose of any material assets other than the proposed acquisition of a 100 per cent interest in La Arena SA pursuant to the La Arena Agreement described herein under Overview.

Significant Accounting Policies and Estimates

A description of the Company’s accounting policies may be found in Note 3 to the Financial Statements. The Financial Statements have been prepared in accordance with CGAAP and form the basis for the following discussion and analysis of critical accounting policies and estimates. The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing its financial statements. On a regular basis, the Company evaluates estimates and assumptions. Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable. These estimates form the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant amounts reported in the financial statements that require estimates as the basis for determining the stated amounts include receivables, value added tax receivable, mineral properties and evaluation costs, stock-based compensation and future income taxes. Actual results may differ from those estimates.

Recent accounting pronouncements that will affect or be reflected within the Company’s future financial reports include:

a)	Goodwill and intangible assets – Section 3064

In February 2008, the CICA replaced Section 3062 – Goodwill and other intangible assets with Section 3064 – Goodwill and intangible assets. This section defines goodwill and intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Accounting for goodwill and intangible assets following a business combination remains unchanged. Section 3064 also provides accounting guidance for internally generated intangible assets. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Application of these standards is not expected to have a material affect on the Company’s consolidated financial statements.

b)	Amendment to financial instruments – Disclosures

CICA Handbook Section 3862, Financial instruments – disclosures was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The fair value disclosure amendments apply to annual financial statements for fiscal years ending after September 30, 2009. The required disclosures are set out in Note 11 to the Financial Statements.

c)	Business combinations; Consolidated financial statements; and Non-controlling interests

The CICA issued three new accounting standards in January 2009: Section 1582 – Business combinations; Section 1601 – Consolidated financial statements; and Section 1602 – Non-controlling interests. These standards will be effective for fiscal years beginning after January 1, 2011 (the Company’s 2012 fiscal year). Early adoption of these standards is permitted. The Company is in the process of evaluating the potential effects of the requirements of these new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination and essentially provides the Canadian equivalent of International Financial Reporting Standards IFRS 3 – Business Combinations.

Sections 1601 and 1602 together replace Section 1600 – Consolidated financial statements. Section 1601 establishes the standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary within consolidated financial statements subsequent to a business combination and is substantially equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 – Consolidated and separate financial statements.

International Financial Reporting Standards (“IFRS”)

Management is in the process of transitioning our basis of accounting from CGAAP to International Financial Reporting Standards (“IFRS”). The quarter ended August 31, 2011 will be the first period in which we report our financial results under IFRS. Accordingly, as our date of transition to IFRS from CGAAP will be June 1, 2010, we will need to restate our balance sheet at May 31, 2011 and our interim and annual consolidated statements of operations, deficit and comprehensive loss and cash flows for fiscal 2011 to an IFRS basis for presentation as comparatives in our fiscal 2012 consolidated financial statements.

Management’s plan for IFRS implementation is comprised of three phases:

1.	scoping and planning.,

2.	solutions development, and

3.	implementation and review.

Management is in the solutions development phase having completed our scoping and planning in June of 2010.

The following table summarizes the key elements of management’s IFRS transition plan:

Project milestone	Timing	Current status
Initial scoping – Accounting policies and procedures
Identification of relevant CGAAP/IFRS differences.	Perform scoping and planning June, 2010.	We have identified and analyzed key Canadian GAAP and IFRS differences, have made selected accounting policy decisions and are in the process of recommending additional accounting policy decisions.
Identification of applicable IFRS 1 exemptions.
Analysis of current IFRS developments and the potential impact on IFRS accounting policy considerations.
Selection of accounting policies and procedures
Determination of IFRS 1 exemptions and choices.	Quantify key differences on opening balance sheet by the end of Q4 2011	We have recently commenced the process of deciding on the IFRS 1 elections to be taken and selecting our IFRS accounting policies
Preparation of key IFRS accounting policy position papers.
Selection of IFRS accounting policies	Management and audit committee to approve policy decisions by Q4 2011	We have determined, but not quantified, that certain costs related to the La Arena Project will be expensed and that certain share-based compensation costs will be recognized sooner under IFRS. These adjustments are not likely to be significant.
Review decisions and accounting policy choices with auditors by Q4, 2011
Business activities
Identification of conversion impacts on financial reporting metrics	Budgeting and long range planning to be completed by Q4 2011.	High level analysis recently commenced.
Identification of impact on taxation
Scoping assessment of taxation impact to be completed by Q4 2011.
Financial information systems
Identification of required modifications to financial information systems.	Assess and develop solutions for capturing parallel information by Q4 2011	In progress
Determination of solutions for running parallel systems under CGAAP and IFRS for 2011.
Required modifications to financial information systems to be made by the transition date.
Control environment
Identification and implementation of any modifications to Disclosure Controls and	Continuous assessment DC&P and ICFR.	In progress

Project milestone	Timing	Current status
Procedures (DC&P) and Internal Controls over Financial Reporting (ICFR) required in response to the adoption of IFRS.	Internal controls over the IFRS transition process by Q4 2010
Design and implementation of internal controls over the IFRS transition process.

Management has identified the relevant differences between IFRS and existing Canadian GAAP and are in the process of quantifying those differences. Assessments to date suggest that the transition to IFRS will not have a significant impact on the Company’s cash flow and operating performance; however, management anticipates some adjustments that will impact reported results. Where an IFRS exemption does not exist, IFRS is required to be applied retrospectively, with the net effect on preceding periods shown as an adjustment to opening retained earnings as of the Company’s transition date, June 1, 2010.

First-time Adoption Considerations

IFRS 1, First-time Adoption of International Financial Reporting Standards, is designed to assist first-time IFRS adopters with implementation of IFRS. In general, IFRS 1 requires retrospective application of the standards in force at May 31, 2012 as if IFRS had always been applied. However, IFRS 1 provides some mandatory exceptions to this principal, as well as a number of optional exemptions from retrospective application. Those exemptions deemed relevant to the Company are summarized below.

Topic	Summary of exemptions available
Business combinations	A company may elect not to apply IFRS 3 retrospectively to business combinations consumated prior to the June 1, 2010 transition date. Alternatively, a company may elect to apply IFRS 3 from an earlier date and restate all business combination after that date.

The Company is likely to elect not to apply IFRS 3 retrospectively.
Share based payment transactions	IFRS 1 provides two exemptions from retrospective application of IFRS 2 for equity settled transactions. Namely, the application of IFRS 2 to share-based payments granted before November 7, 2002 or share-based payments granted subsequent to November 7, 2002 that vested before the transition date.
The Company intends to take the election exempting all options that have become fully vested as at the date of transition as it will simplify the conversion process.
Equipment	On transition to IFRS, the Company will not elect to measure selected items of property, plant and equipment (“PP&E”). This election is sometimes used by companies with one or more material assets whose current fair value significantly exceeds the carrying value. Companies making this election are required to perform significant additional work to support the fair value of the PP&E. This establishes a new carrying cost at transition equal to its fair value. To date the Company has not identified any items of PP&E where current fair value significantly exceeds the carrying amount.

Significant Areas of Difference

The following table summarizes certain key areas where we expect accounting policies to differ significantly between IFRS and CGAAP and which, according to our assessments to date, are expected to have at least a nominal impact on the Company’s consolidated financial statements.

Accounting Policy Area	Selected Policy Differences and Potential Impact
Mineral Properties	Overview: Under IFRS it is important to clearly identify the stages in which acquisition and exploration costs of interests in mineral properties are incurred because the recognition and measurement requirements at each stage are different: The Company’s La Arena Project is in the development stage. Accordingly, the Company accounts for mineral property expenditures within the context of IFRS 6 – Exploration and Evaluation of Mineral Resources or IAS 38 – Intangible Assets and IAS 16 – Property, Plant and Equipment respectively.
Key differences from existing CGAAP: The IFRS framework provides specific extractive guidance, IFRS 6, only for the recognition, measurement and disclosure of expenditures incurred related to the exploration and evaluation (E&E) phase. IFRS 6 was developed with the intention

Accounting Policy Area	Selected Policy Differences and Potential Impact
of allowing an entity to continue its accounting policy for E&E costs based on current local GAAP and, as such, the historical treatment of E&E is expected to go largely unchanged. IFRS 6 does not apply to costs incurred prior to the commencement of the E&E phase which is generally considered to coincide with the time the Company obtains the legal right to explore a property.
Costs incurred prior to the E&E stage are generally expensed unless they meet the definition of an intangible asset within the scope of IAS 38.
Expected impact: Management will need to revisit costs that may have been capitalized prior to the commencement of the E&E phase, with respect to the La Arena Project and expense these costs. The impact is not expected to be material.
For costs capitalized under CGAAP in relation to the La Arena Project , those capitalized costs relating to tangible property will need to be accounted for within the context of IAS 16 – Property, Plant and Equipment while capitalized intangible costs will need to accounted for within the context of IAS 38. Differences are not expected to be significant.
Share-Based Payments	Key differences from existing CGAAP: Fundamental differences exist in the accounting for transactions involving share based payments. Those that are expected to have more than a nominal impact are summarized below:
IFRS is more prescriptive than is CGAAP in regard to the measurement of awards granted to non-employees by reference to the fair value of the good or services received.
Forfeitures must be estimated under IFRS while under CGAAP this is optional.
IFRS provides more prescriptive guidance on the accounting treatment for the modification of an equity-settled share-based award when the vesting conditions are modified.
For awards that vest according to a graded vesting schedule, IFRS requires that each installment be accounted for as a separate arrangement whereas CGAAP allows for treatment as a single pool
Expected impact: As at the date of transition there will be 5,545,000 exercisable options outstanding, of which 200,000 will not have vested. As the IFRS 1 exemption for share based payments is only applicable to vested options as at the date of transition, the aforementioned differences will need to be applied. The expense associated with awards that vest according to a graded vesting schedule is likely to be recognized earlier than would have otherwise been the case under CGAAP. The Company has issued share based compensation to non-employees and is in the process of determining whether an alternative valuation methodology need be applied to these awards. The full impact of the difference has not yet been quantified.
Equipment	Key differences from existing CGAAP: IAS 16 Property, Plant and Equipment (PP&E) allows for the application of an historical cost model or a revaluation model to value PP&E. Also, under IFRS where a component of PP&E has a cost that is significant relative to the cost of the item as a whole, it must be depreciated separately from the remainder of the item (“componentization”). While the guidance under CGAAP is similar in this respect, application has not been to the same extent as is expected within the IFRS framework.
Expected impact: The Company will value PP&E using the historical cost model and as such the treatment under CGAAP and IFRS in this regard will be substantially similar. Based on a review of the Company’s items of PP&E, it is expected that the more stringent requirements around the application of componentization will have only a nominal impact, if any, on the Company’s financial reporting results.
Impairment of Assets	Key differences from existing CGAAP: IFRS does not employ a two step approach to the assessment of impairment as does CGAAP. Rather IAS 36 requires that impairment be assessed immediately by way of discounted cash flow calculation. The consensus is that this is likely to result in more frequent recognition of impairments than would otherwise have been the case under CGAAP.
Expected impact: Given the Company’s stage of development IAS 36 is expected to have no impact on the Company in the foreseeable future.
Provisions, Contingent Liabilities, and Contingent Assets	Key differences from existing CGAAP: IFRS requires that a provision be recognized when it is “probable” that a future event will confirm that an asset has been impaired or that a liability has been incurred. In this context “probable” is interpreted as meaning “more likely than not”. Under CGAAP a loss provision would be recognized when it is “likely” that future events will confirm an asset has been impaired or liability incurred, where “likely” is defined as having a high chance of occurrence. It can be reasonably inferred that the threshold for the recognition of a provision under IFRS is lower than under CGAAP. Also, IAS 37 has a general requirement that provisions be discounted where the time value of money is a material consideration whereas CGAAP prescribes this treatment only in specific circumstances.
Expected impact: This is not expected to have an impact on the Company’s reported results.

The foregoing is not an exhaustive list of changes that will arise as a result of transition to IFRS. Rather it is intended to highlight those areas where we expect the impact of transition will be greatest based on the IFRSs that are currently in place.

Management will not fully understand the magnitude of the transition impacts until a complete set of IFRS compliant financial statements have been prepared. The future impacts of transition will also depend on the outcome of a number of IFRS-related projects that are currently being undertaken by the International Accounting Standards Board.

Additional Disclosure for Issuers without Significant Revenue

Please refer to Note 7 in the Financial Statements for the year ended May 31, 2010 for description of the capitalized exploration and development costs of the Company presented on a property-by-property basis.

Off Balance Sheet Items

The Company is not a party to any off balance sheet contracts or arrangements.

Outstanding Shares, Warrants and Options

As at the date of this Management Discussion and Analysis the Company has common shares, warrants convertible into common shares and options exercisable into common shares outstanding as follows:

Number of Common Shares
May 31, 2010	108,035,575
Issued for:
Private placement	10,200,000
Exercise of stock options	150,000
Conversion of warrants	157,500
Total	118,543,075

Number	Conversion
of Warrants	Price	Expiry Date
6,420,750	$1.30	December 31, 2010
1,500,000	$0.30	June 25, 2012
2,342,500	$0.20	June 25, 2012
10,263,250	$0.90

Number of	Number of	Weighted	Date of Expiry	Remaining
Options	Underlying	Average		Contractual
	Shares	Exercise		Life
		Price		(months)
350,000	350,000	$0.30	May 7, 2012	21
1,593,000	1,593,000	$0.25	May 7, 2012	21
97,000	97,000	$0.25	May 11, 2012	21
125,000	125,000	$0.45	July 4, 2012	23
50,000	50,000	$1.25	July 4, 2012	23
200,000	200,000	$0.45	August 2, 2012	23
2,500,000	2,500,000	$0.30	July 16, 2014	47
300,000	300,000	$0.35	September 18, 2014	49
180,000	180,000	$0.70	March 15, 2015	55
150,000	150,000	$0.75	June 30, 2011	10
100,000	100,000	$0.80	August 1, 2010	11
5,645,000	5,645,000	$0.34		35

Disclosure Controls and Procedures

Management is responsible for the design, implementation and monitoring of effective internal controls over financial reporting (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with CGAAP. The Company maintains an effective control environment and has followed the guidelines set out by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control –

Integrated Framework in the design of the Company’s controls over financial reporting. The President and Chief Financial Officer are the Company’s certifying officers and they believe, based on an evaluation of the effectiveness of the internal controls as of May 31, 2010, that Rio Alto’s internal controls and procedures are effective in providing reasonable assurance that financial information, including financial information of its subsidiaries, is recorded, processed and summarized and that information required to be disclosed under securities legislation is reported in a timely manner and have determined that there are no material control weaknesses nor limitations on the scope of the controls.

Use of Proceeds of Financings

During fiscal 2010 the Company received proceeds from financing activities amounting to $14,589,000 as described under Highlights herein.

These funds and existing working capital were to be used to satisfy costs associated with the development of the La Arena project and for general corporate purposes. The proceeds have been used by the Company as set out within the following table:

Activity	Year ended May 31, 2010
La Arena development	$11,,254,000
General and administration expenses	3,863,000

Total	$15,117,000

Business Risk Factors

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Without limiting the foregoing, such risks include:

  Changes in the market price for mineral production, which have fluctuated widely in the past, will affect the future profitability of the Company’s operations and financial condition.

  The Company will require external financing or may need to enter into a strategic alliance or joint venture to develop its mineral properties.

  The Company has limited operating history and there can be no assurance of its ability to operate its projects profitably.

  Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse affect on the Company’s business.

  Actual exploration, development or other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire commercially mineable properties.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company will require numerous permits in order to conduct exploration, development or mining activities and delays or a failure to obtain such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse impact on the Company.

  The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

  Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

  Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

  Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse affect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

  The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

Readers should also refer to other risk factors outlined in the Company’s Annual Information Form each dated August 25, 2010 as filed on SEDAR.

Outlook

The Company's primary focus for the foreseeable future will be on development of La Arena and on evaluating potential acquisitions.

Rio Alto´s objectives for the next 12 months include, but are not limited to, the following:

  completion of an updated reserve report and the filing of an associated 43-101 for the La Arena Project.

  completion of a reverse circulation (RC) drilling grade control program to cover the gold oxide deposit´s first year of production.

  final negotiation and documentation of a mining contract for the La Arena gold oxide project with an experienced Peruvian mining contractor.

  complete construction activities in preparation for gold production from the gold oxide deposit at La Arena.

  commission gold production facilities at the La Arena gold oxide project and prepare the project for expansion of mineral throughput.

  formulate a prioritized staged strategy of exploration at La Arena focused on increasing oxide and sulphide mineral resources of the project.

  formulate a strategy of oxide gold reserve replacement as current oxide gold reserves are depleted.

  commence a definitive feasibility study on the gold/copper/molybdenum sulphide deposit at La Arena.

  actively review project acquisition opportunities in Peru and Latin America.

  actively review merger and acquisition opportunities in Peru and Latin America

Subsequent Events

a.

On June 2, 2010 the Company closed a private placement of common shares for gross proceeds of $7,752,000. At closing 10,200,000 common shares were issued at a price of $0.76 cents per share. The Company paid a cash finder’s fee of $542,640.

b.

On June 15, 2010 the Company granted 150,000 options to engage a company to provide financial advisory services. These options have an exercise price of $0.75, will expire on June 30, 2011 and vests as to 25% in three months, 25% in six months, 25% in nine months and 25% in twelve months.

c.

The fair values of the options were determined by a Black-Scholes option pricing model using the following assumptions:

Number of Options	150,000
Exercise Price	$0.75
Expected Life	1 year
Volatility	82.13%
Risk-free rate	0.53%
Fair Value	$29,334

d.

On August 9, 2010 the Company entered into an agreement with an investor relations consultant for a one-year period with a 30 day termination clause after the initial 6 months. Compensation for these services includes a fee of US$4,000 per month, reimbursement for related expenses and an aggregate of 100,000 stock options with an exercise price of $0.80. The options vest as to 25% every three months. The fair values of the options were determined by a Black-Scholes options pricing model using the following assumptions:

Number of Options	100,000
Exercise Price	$0.80
Expected Life	1 year
Volatility	84.85%
Risk-free rate	0.68%
Fair Value	$24,855

e.

The Company issued 150,000 common shares for gross proceeds of $50,000 for the exercise of stock options at $0.35 and $0.30 per share and 157,500 common shares for gross proceeds of $31,500 for the exercise of warrants at $0.20 per warrant. 25,515 warrants expired unexercised at $0.20 per warrant.